Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS OF TOYO CO., LTD

Overview

The mission of TOYO Co., Ltd, a Cayman Islands exempted company (“TOYO”, the “Company” or “we”) is to power the world with green and clean energy.

We are an early-stage company incorporated in November 2022 to separate the solar cell and module production businesses from Vietnam Sunergy Joint Stock Company (“VSUN”), a majority-owned subsidiary of Fuji Solar Co., Ltd, a Japanese company (“Fuji Solar”), and our affiliate. We are committed to becoming a reliable integrated service solar solutions provider in the United States and globally, integrating the upstream production of wafer and silicon, midstream production of solar cell, downstream production of photovoltaic (PV) modules, and potentially other stages of the solar power supply chain.

Recent Developments

On February 23, 2024, the Company issued 41,000,000 shares of ordinary shares, at par value of $0.0001 per share, to all existing shareholders on a pro rata basis. Among the 41,000,000 shares of ordinary shares, an aggregate of 13,000,000 shares of ordinary shares (the “Earnout Shares”) were deposited with an escrow agent in a segregated escrow account (the “Earnout Escrow Account”) pursuant to an escrow agreement effective upon the closing of Business Combination. The 13,000,000 Earnout Shares are determined as contingent consideration in connection with the reverse recapitalization. The number of ordinary shares released from the 13,000,000 Earnout Shares depends on the ratio of actual 2024 Audited Net Profit, excluding changes in the fair value of the Earnout Shares, of PubCo for the fiscal year ended December 31, 2024. On May 14, 2025, based on the 2024 Audited Net Profit which was reported in the Company’s Annual Report on Form 20-F filed on May 12, 2025 (the “Form 20-F”), which excludes changes in the fair value of Earnout Shares, the Company released an aggregate of 1,712,297 Earnout Shares, which were fully vested, from the Earnout Escrow Account, and cancelled the remaining 11,287,703 Earnout Shares.

The Company’s plants in Ethiopia and Texas operated by TOYO Texas and TOYO Ethiopia commenced operations in March 2025 and June 2025, respectively.

On July 2, 2025, TOYO Texas entered into that certain module supply and purchase agreement (the “Module Supply and Purchase Agreement”) with New Leaf Energy Buyer, Inc., a Delaware corporation (“NLEB”). Pursuant to the Module Supply and Purchase Agreement, TOYO Texas agrees to manufacture and sell to NLEB an aggregate of 380,380 units of photovoltaic modules and components (the “Products”) for the purchase price in the total amount of approximately $60 million (the “Purchase Order Value”). The term of the Module Supply and Purchase Agreement expires on December 31, 2025, unless terminated earlier by the parties under the terms and conditions set forth therein. In connection with the Module Supply and Purchase Agreement, the Company entered into that certain parent guaranty agreement (“Parent Guaranty”) in favor and for NLEB, pursuant to which the Company agrees to unconditionally and irrevocably guaranty the obligations of TOYO Texas under the Module Supply and Purchase Agreement. The total liability of the Company under the Parent Guaranty is limited to the amount of the Purchase Order Value plus any incurred expenses and costs of enforcing the Parent Guaranty.

Key Factors Affecting Our Results of Operations

We believe that our performance and future success will depend on several factors, including those key factors discussed below.

Our ability to retain VSUN as customer for our solar cells and obtain new customers

We expect to fully utilize our production capacity at our cell plants in Vietnam with achieved 2GW production capacity and in Ethiopia with 2GW production capacity and expected 4GW production capacity in total by the end of third quarter of 2025, as well as collaborations with some OEMs to fulfill additional orders. Our ability to retain VSUN as a solar cell customer and to obtain new solar cell customers will affect our short-term profitability and financial prospects. For the six months ended June 30, 2025, we signed supply contracts with 34 third-party customers, and are in active negotiation with several potential customers to supply our solar cells. For the six months ended June 30, 2025 and 2024, we derived 17% and 81% of our revenue from VSUN, respectively. The loss of business from VSUN or other future major customers could reduce our revenues and significantly harm our business.

Our ability to acquire new customers for our solar PV module products

We expect that our mid-term revenue generation will primarily depend on our ability to capture the solar PV module market in the United States. Specifically, it depends on our ability to acquire new customers for our solar PV module products, both through leveraging our relationship and collaboration with VSUN, who has existing presence and market recognition in the United States, and through independent marketing efforts.

Our ability to control material, transportation and manufacturing costs

We expect that our profitability will significantly depend on our ability to control costs of sales, mainly comprised of cost of product sold, which is affected by fluctuations in prices of raw materials, including but not limited to polysilicon, silicon wafers, labor costs and costs associated with the transportation of raw materials. As we expand our production outside of Vietnam with a new cell plant in Ethiopia and a new solar module plant in Texas, U.S., we will also incur significant capital expenditure to fund the expansion of our sales and manufacturing facilities, including the construction of new solar module plants.

Our ability to extend our production capacity and integrate additional stages of the solar product supply chain

Our ability to become a reliable supplier of solar cell and module products at a competitive price will depend on our ability to extend our production capacity and achieve vertical integration. Specifically, we may plan to integrate the upstream production of wafer, midstream production of solar cells, and downstream production of PV modules. To that end, we have strategically selected a solar cell plant located in Hawassa, Ethiopia, which has commence production since April 2025 with 2GW production capacity and plan to expand the capacity to 4GW by the end of the third quarter of 2025 and have leased a facility located in Texas to accommodate our solar module production with an expected annual capacity of 6.5GW by 2029. We are assessing the timing and venues to further expand the annual capacity of our cell plant in the future and establish a solar cell plant and a wafer slicing plant at a selected location, and whether we are successful in our future endeavor in constructing these plants will affect our ability to extend our production capacity. Additionally, executing capacity expansion also depends on our ability to secure necessary approvals, permits and adequate funding.

Our ability to price solar cell products competitively, which depends primarily on our ability to enhance conversion efficiency of solar cells

The price of our solar cells, which are our main products in the near-term, is determined by their electricity generation capacity, measured in watts. Our ability to offer competitive prices is dependent on our ability to optimize the conversion efficiency of our solar cells, utilizing effective manufacturing technologies. We are dedicated to ongoing research and development efforts to boost conversion efficiency while reducing production costs. We aim to expand our research and development team by specifically targeting top engineering talents with a background in solar energy.

Current supply-demand disparity in the United States and regulatory environment

Our ability to profit also depends on the market in United States as well as the regulatory environment for the solar industry. The U.S. market is a significant focus for us as it is one of the largest solar PV markets globally and continues to grow, and local suppliers in the United States only account for approximately 15% of the total solar module demand in 2022, according to CIC, indicating a significant supply-demand disparity. Our business and operations will also be affected by regulatory initiatives in the United States and elsewhere. For example, the U.S. Customs and Border Protection has banned the import of any products related to Xinjiang Uygur Autonomous Region of China in terms of UFLPA and a number of Chinese PV manufacturers have been included in the ban list. As a result of this regulatory development, manufacturers from Southeast Asia, particularly Malaysia, Vietnam, and Thailand, have emerged as the primary sources of PV panel and cell imports for the United States.

Impact of Macroeconomic Factors

Recently, the conflict between Russia and Ukraine have caused supply chain disruptions and challenges for many companies. For example, following the launch of a military action in Ukraine by Russia, commodity prices, including the price of oil, gas, nickel, copper and aluminum, increased. Such impacts may also be exacerbated by recent developments in the Israel-Hamas conflict. Our result of operations have not been materially impacted by the Russia-Ukraine conflict or the Israel-Hamas conflict for a number of reasons: (i) we utilize AGVs in our solar cell plant, which have reduced our reliance on manpower and the risk of production stoppages and delay; (ii) we recruit employees for our Vietnam solar cell plant primarily from Vietnam, minimizing the impact of global supply chain, if any, on our labor supply; and (iii) in obtaining polysilicon, a kind of raw materials for our solar cells, we only partner with suppliers that are pre-approved by the United States and comply with the necessary standards and regulations.

Components of Operating Results

Revenues

We commenced sales in 2023. We generated revenues from sales of solar cells and provision of facilitation services.

Sales of solar cells and silicon materials. We commenced sales of solar cells to customers in October 2023 and sales of silicon materials in the first half of 2025. We recognize revenue generated from sales of solar cells and silicon materials at a point in time following the transfer of control of the solar cells and silicon materials to the customers, which typically occurs upon shipment or delivery depending on the terms of the underlying contracts. The contracts with customers may contain provisions that require us to make liquidated damage payments to the customer if we fail to ship or deliver solar cells before scheduled dates. We recognize these liquidated damages as a reduction of revenue. For the six months ended June 30, 2025 and 2024, we did not incur such liquidation damages.

Provision of facilitation services. We commenced provision of facilitation services for customer’ solar cell products in the second half of 2024. We are an agent in facilitation services, as we did not bear inventory risks or determine the product selling price in provision of services. The transaction price is fixed in the agreements by multiplying fixed commission rate and the quantity of customer’ solar cell products sold. We recognize revenue from facilitation services for the customers’ solar cells products at a point when the end customers accepts the agreed solar cell products and the customers collect the fees from end customers.

For the six months ended June 30, 2025 and 2024, the revenues were comprised of the following:

	For the Six Months Ended June 30,
	2025	2024
Revenues to related parties:
Sales of solar cells and silicon material	$23,828,295	$112,287,775
Provision of facilitation services	1,257,254	—
	25,085,549	112,287,775
Revenues to third parties:
Sales of solar cells	114,019,674	25,790,220
	114,019,674	25,790,220
Total revenue	$139,105,223	$138,077,995

Cost of revenues

Cost of revenues primarily consist of cost of materials, employee salary and welfare expenses, inventory write-downs and overhead which were attributable to the solar cells sold in the relevant periods.

Selling and marketing expenses

Selling and marketing expenses primarily consist of freight and handling expenses, distribution commission expenses, entertainment expenses, and employee salary and welfare expenses.

General and administrative expenses

General and administrative expenses primarily consist of employee salary and welfare expenses, amortization of usage of infrastructure expenses and other expenses related to administrative functions. Over the next several years, we anticipate an increase in our general and administrative expenses. This is primarily due to the expansion of our workforce as our new solar cell plant commences operation. Additionally, we expect to incur higher costs related to accounting, auditing, legal, regulatory compliance, director and officer insurance, as well as investor relations, public relations, and other expenses associated with being a publicly traded company.

Interest expenses, net

Interest expenses, net consists of interest expenses incurred on borrowings from banks and related parties, partially offset by interest income generated on bank deposits.

Income Tax Expenses

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain.

Singapore

SinCo and TOYO Singapore are subject to corporate income tax for its business operation in Singapore. Tax on corporate income is imposed at a flat rate of 17%.

China

TOYO China is subject to PRC Corporate Income Tax (“CIT”) on the taxable income in accordance with the relevant PRC income tax laws. Effective from January 1, 2008, the PRC’s statutory, Enterprise Income Tax (“EIT”) rate is 25%.

Vietnam

TOYO Solar is subject to Vietnam Enterprise Income Tax (“EIT”) on the taxable income in accordance with the relevant Vietnam income tax laws. The Vietnam’s statutory, Enterprise Income Tax (“EIT”) rate is 20%.

Qualified as a High and New Technology Enterprise, the Company received the preferential tax treatments since its inception, and is exempt from income taxes for the first two years since the year ended December 31, 2023 when Company generated taxable income through year 2024. The Company is entitled to income tax rate of 8.5%, which is half of preferential income tax rate of 17% for four years ended December 31, 2025 through 2028.

USA

In the United States, TOYO USA Holding, TOYO America, TOYO Solar LLC, TOYO Texas and TOYO Energy are subject to federal and state income taxes on its business operations.

The Company also evaluated the impact from the recent tax reforms in the United States, including the Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”) and Inflation Reduction Act. No material impact on the Company is expected based on our analysis. We will continue to monitor the potential impact going forward.

Ethiopia

TOYO Ethiopia is subject to corporate income tax for its business operation in Ethiopia. Tax on corporate income is imposed at a flat rate of 30%. Qualified as a High and New Technology Enterprise, the Company received the preferential tax treatments since its inception, and is exempt from income taxes for the six months ended June 30, 2024 and 2025.

Results of Operations

The following table sets forth a summary of our results of operations for the six months ended June 30, 2025 and 2024, both in dollar amounts and as percentages of total revenue. This information should be read together with our audited consolidated financial statements and related notes included in the Form 20-F. The operating results in any period are not necessarily indicative of the results that may be expected for any future period.

	For the Six Months Ended June 30,
	2025	2024
Revenues from related parties	$25,085,549	$112,287,775
Revenues from third parties	114,019,674	25,790,220
Revenues	139,105,223	138,077,995

Cost of revenues – related parties	(17,983,523)	(84,435,258)
Cost of revenues – third parties	(98,037,375)	(26,995,841)
Cost of revenues	(116,020,898)	(111,431,099)
Gross profit	23,084,325	26,646,896

Operating expenses
Selling and marketing expenses	(2,530,879)	(355,026)
General and administrative expenses	(10,878,506)	(3,836,158)
Total operating expenses	(13,409,385)	(4,191,184)

Income from operations	9,674,940	22,455,712

Other expenses, net
Interest expenses, net	(1,777,036)	(1,767,661)
Other expenses, net	(757,926)	(1,137,603)
Changes in fair value of contingent consideration payable	(1,341,794)	—
Total other expenses, net	(3,876,756)	(2,905,264)

Income before income taxes	5,798,184	19,550,448

Income tax expenses	(3,296,448)	—
Net income	$2,501,736	$19,550,448

Revenues. We commenced commercial production and sales since the second half of 2023, coinciding with the introduction of our brand “TOYO Solar” to the market. Our revenues increased by approximately $1.0 million, or 1% from approximately $138.1 million for the six months ended June 30, 2024 to approximately $139.1 million in the year ended December 31, 2024. The increase was primarily due to combined effect of an increase of approximately $88.2 million in revenues generated from third parties because we sold solar cells of approximately $91.0 million to a major customer, partially offset by a decrease of approximately $87.2 million in revenues generated from related party customers because we plan to reduce our reliance on sales to related parties.

Cost of revenues. The cost of revenues increased by approximately $4.6 million, or 4% from approximately $111.4 million for the six months ended June 30, 2024 to approximately $116.0 million for the six months ended June 30, 2025. The increase in cost of revenues was in line with the increase in sales of solar cells.

Gross profit. As a result of the foregoing, we recorded a gross profit of approximately $23.1 million and $26.6 million for the six months ended June 30, 2025 and 2024, respectively. The gross profit margin was 16.6% and 19.3% for the six months ended June 30, 2025 and 2024, respectively.

The lower gross profit margin was primarily caused by the increasing unit cost of raw materials.

Selling and marketing expenses. As compared with the selling and marketing expenses for the six months ended June 30, 2024, the selling and marketing expenses for the six months ended June 30, 2025 increased by approximately $2.2 million. The increase was primarily due to an increase of approximately $0.2 million in salary and welfare expenses for our salespersons and $2.0 million in sales commissions, which was in line with the increase in revenues generated from sales to third-party customers.

General and administrative expenses. Our general and administrative expenses increased by approximately $7.0 million, or 184% from approximately $3.8 million for the six months ended June 30, 2024 to approximately $10.8 million for the six months ended June 30, 2025. The increase was primarily attributable to an increase of approximately $4.1 million in salary and welfare expenses as we hired employees in Texas and Ethiopia in the second half of 2024 to support our business expansion with third-party customers, an increase of approximately $2.2 million in rental fees because we leased land and plants in Texas and Ethiopia in the second half of 2024, and an increase of approximately $0.4 million in depreciation expenses for the purchase of office equipment in Texas and Ethiopia.

Changes in fair value of contingent consideration payable. The 13,000,000 Earnout Shares are determined as contingent consideration in connection with the reverse recapitalization. The number of ordinary shares released from the 13,000,000 Earnout Shares depends on the ratio of actual 2024 audited net profit to the benchmark amount of $41 million, which precluded from the equity classification under ASC 815. The contingent consideration was initially recognized as a liability on July 1, 2024, with subsequent changes in fair value charged to the consolidated statements of income and comprehensive income.

On May 14, 2025, based on the 2024 Audited Net Profit which was reported in the Form 20-F, which excludes changes in the fair value of Earnout Shares, the Company released an aggregate of 1,712,297 Earnout Shares, which were fully vested, from the Earnout Escrow Account, and cancelled the remaining 11,287,703 Earnout Shares.

On May 14, 2025, the fair value of the 1,712,297 Earnout Shares was $5,958,794, by reference to closing per share market price of $3.48 prevailing on May 14, 2025. For the six months ended June 30, 2025, the Company recognized an increase in the fair value of $1,341,794 in the account of “Changes in fair value of contingent consideration payable” in the consolidated statements of income and comprehensive income.

Net income. As a result of the foregoing, we reported net income of approximately $2.5 million and $19.6 million for the six months ended June 30, 2025 and 2024, respectively.

Liquidity and Capital Resources

To date, we have financed our operating and investing activities primarily through cash generated from operating activities, capital contribution from shareholders, and borrowings from a related party and a bank. As of June 30, 2025 and December 31, 2024, we had working capital deficits of approximately $131.4 million and $69.6 million, respectively. This condition raised substantial doubt about our ability to continue as a going concern.

Our liquidity is based on its ability to generate cash from operating activities and obtain financing from investors to fund its general operations and capital expansion needs. Our ability to continue as a going concern is dependent on management’s ability to successfully execute its business plan, which includes increasing revenue while controlling operating cost and expenses to generate positive operating cash flows and obtain financing from outside sources.

As of June 30, 2025, among the working capital deficits of approximately $131.4 million, the Company had contract liabilities from both third-party customers and related party customers of approximately $67.7 million which would be recognized as revenues when products are delivered. In addition, the Company had payables of approximately $78.9 million due to related parties which may be extended when due. Without these impacts, the Company would have an adjusted working capital of approximately $15.7 million. In addition, the Company generated cash flow of approximately $40.0 million from its operating activities for the six months ended June 30, 2025, and entered into borrowing agreements with financial institutions and related parties to borrow an aggregate amount of approximately $45.5 million.

The Company’s liquidity is based on its ability to obtain capital financing from equity interest investors and borrow funds on favorable economic terms to fund its general operations and capital expansion needs. The Company’s ability to continue as a going concern is dependent on management’s ability to successfully raise more capitals and execute its business plan, which includes increasing revenue while controlling operating cost and expenses to generate positive operating cash flows and obtaining funds from outside sources of financing to generate positive financing cash flows. Currently, the Company is working to improve its liquidity and capital sources mainly through borrowing from related parties and obtaining financial support from its principal shareholder who has agreed to continue providing funds for the Company’s working capital needs whenever needed.

In addition, in order to fully implement its business plan and sustain continued growth, the Company is also actively seeking financing from outside investors, borrowings from related parties and financial institutions. However, there can be no assurance that these plans and arrangements will be sufficient to fund the Company’s ongoing capital expenditure, working capital, and other requirements. The Company has prepared the unaudited condensed consolidated financial statements on a going concern basis. If the Company encounters unforeseen circumstances that place constraints on its capital resources, management will be required to take various measures to conserve liquidity. Management cannot provide any assurance that the Company will raise additional capital if needed.

Further, because of the numerous risks and uncertainties associated with our path to continued profitability, we are unable to estimate the amounts of increased capital outlays and operating expenditures associated with our business development. There can be no assurance that our future cashflows from operating activities or financing activities including equity financing will be sufficient to support our ongoing operations, or that any additional financing will be available in a timely manner or on acceptable terms, if at all. If we are unable to generate sufficient revenue or events or circumstances occur such that we do not meet our strategic plans, we will be required to reduce certain discretionary spending, or be unable to fund capital expenditures, which would have a material adverse effect on our financial position, results of operations, cash flows, and ability to achieve its intended business objectives. We had commenced operations in the second half of 2023, and we need to implement our business plan to obtain the necessary operational liquidity on a sustainable basis. Failure to successfully implement the plans will have a material adverse effect on our business, results of operations and financial position, and may materially and adversely affect our ability to continue as a going concern.

Cash Flows

The following table shows a summary of our cash flows:

	For the Six Months Ended June 30,
	2025	2024
Net cash provided by operating activities	$40,045,122	$21,798,732
Net cash used in investing activities	(47,195,409)	(16,592,618)
Net cash provided by financing activities	26,647,871	21,492,324
Effect of exchange rate changes on cash and restricted cash	20,838	(1,309,108)
Net increase in cash and restricted cash	19,518,422	25,389,330
Cash and restricted cash at beginning of period	17,149,389	18,997,493
Cash and restricted cash at end of period	$36,667,811	$44,386,823

Operating activities

Net cash provided by operating activities in the six months ended June 30, 2025 was approximately $40.0 million, primarily due to net income of approximately $2.5 million, adjusted   for non-cash depreciation and amortization expenses of approximately $13.8 million, inventory write-down of approximately $3.9 million and changes in the fair value of contingent consideration of approximately $1.3 million, and for changes in operating assets and liabilities which primarily included (i) an increase of inventories of approximately $37.8 million as a result of increased orders from third-party customers, (ii) an increase of approximately $22.2 million in accounts payable which was caused by the increased purchase of raw materials from suppliers, and (iii) an increase of approximately $44.4 million in advances from a related party as we prioritize our delivery of solar cells to third-party customers, leading to a delay in delivery of products to the related party.

Net cash provided by operating activities in the six months ended June 30, 2024 was approximately $21.8 million, primarily due to net income of approximately $19.6 million, adjusted for non-cash depreciation and amortization expenses of approximately $11.7 million and inventory write-downs of approximately $4.0 million, and for changes in operating assets and liabilities which primarily included (i) an increase of approximately $3.9 million in prepayments to a related party because we increased the purchase of raw materials to meet sales orders, (ii) a decrease of inventory of approximately $7.2 million as a result of improvement in our restock level, (iii) an increase of approximately $4.5 million in advances from third-party customers which placed increasing sales orders with us, (iv) a decrease of approximately $18.7 million in advances from a related party as we just delivered solar cells in June 2024 to the related party, (v) a decrease of approximately $0.6 million due to related parties as we repaid operating expenses to related parties which paid expenses on our behalf of during the year ended December 31, 2023, and (vi) a decrease of approximately $1.4 million of accrued expenses and other liabilities because we improved our payment process.

Investing Activities

Net cash used in investing activities in the six months ended June 30, 2025 was approximately $47.2 million, primarily attributable to purchase of property and equipment of approximately $47.1 million.

Net cash used in investing activities in the six months ended June 30, 2024 was approximately $16.6 million, primarily attributable to purchase of property and equipment of approximately $16.6 million.

Financing Activities

Net cash provided by financing activities in the six months ended June 30, 2025 was approximately $26.6 million, which was primarily due to capital contribution of approximately $4.0 million from a non-controlling shareholder, borrowings from a bank of approximately $22.8 million and borrowings from related parties of approximately $22.7 million, partially offset by a repayment of borrowings, including short-term and long-term borrowings, of approximately $22.8 million to a bank.

Net cash provided by financing activities in the six months ended June 30, 2024 was approximately $21.5 million, which was primarily due to borrowings from a bank, including short-term and long-term borrowings, of approximately $46.0 million and borrowings from a related party of approximately $5.0 million, partially offset by a repayment of borrowings of approximately $28.0 million to a related party, and payment of offering costs of approximately $1.6 million.

Material Cash Requirements

Our material cash requirements as of June 30, 2025 and any subsequent interim period primarily include our capital expenditures and non-cancellable lease obligations.

Capital Expenditures

We incur capital expenditures primarily for the purchase of property and equipment. For the six months ended June 30, 2025 and 2024, we purchased property and equipment of approximately $47.1 million and $16.6 million, respectively. We funded our capital expenditures primarily with cash flows generated from operating and financing activities. We intend to fund our future capital expenditures with our existing cash balance, anticipated cash flows from operations and financing alternatives. We will continue to make capital expenditures to meet the expected growth of its business.

Other than as disclosed in Note 16 to our unaudited condensed consolidated financial statements, we did not have any significant capital and other commitments, long-term obligations or guarantees as of June 30, 2025.

We have not entered into any significant financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any off-balance sheet derivative instruments. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

Trend Information

Other than as disclosed elsewhere in this report, we are not aware of any trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our net revenues, income from operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

Critical Accounting Estimates

In preparing the consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in our consolidated financial statements and accompanying notes. However, uncertainty about these assumptions and estimates could result in outcomes that could require a material adjustment to the carrying amount of the assets or liabilities in the future.

We consider an accounting estimate to be critical if: (i) the accounting estimate requires us to make assumptions about matters that were highly uncertain at the time the accounting estimate was made, and (ii) changes in the estimate that are reasonably likely to occur from period to period or use of different estimates that we reasonably could have used in the current period, would have a material impact on our financial condition or results of operations. The management determines there are no critical accounting estimates.